UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated October 20, 2023, announcing that the Company received a transparency notification in relation to a conclusion or modification of an agreement, to act in concert, dated October 12, 2023 from Famatown Finance Limited (“Famatown”), C.K. Limited and Saverco NV/CMB NV. Furthermore, on October 9, 2023, CMB NV, as purchaser, entered into a share purchase agreement with Famatown and Frontline plc (“Frontline”), as sellers, with respect to Famatown’s and Frontline’s shares in the Company.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated October 20, 2023, inviting the Company’s shareholders to participate in the Special General Meeting to be held on Tuesday, November 21, 2023 at 11:00 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 20, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 20 October 2023 – 8 am CET

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION AND DISCLOSURE REGARDING A 13D FILING BY FAMATOWN FINANCE LIMITED & CMB NV

(Article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 20 October 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received a transparency notification in relation to a conclusion or modification of an agreement to act in concert dated 12 October 2023 from Famatown Finance Limited and C.K. Limited and Saverco/CMB NV.

On 9 October 2023 CMB NV, as purchaser, and Famatown Finance Limited and Frontline plc, as sellers, have entered into a share purchase agreement with respect to the latters' shares in Euronav NV.

2.	Content of the notification:

The notification dated 12 October 2023 contains the following information:

•	Reason for the notification:
Conclusion or modification of an agreement to act in concert

•	Notification by:
Persons acting in concert
A parent undertaking or a controlling person

•	Persons subject to the notification requirement:
C.K.Limited, 28 Esplanade, St. Helier, Jersey JE2 3QA
Greenwich Holdings Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Famatown Finance Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Hemen Holding Limited, John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Frontline Ltd., John Kennedy, Iris House, 7th Floor, Flat / Office 740B 3106, Limassol, Cyprus
Saverco NV, De Gerlachekaai 20,2000 Antwerpen

PRESS RELEASE Regulated information 20 October 2023 – 8 am CET

CMB NV, De Gerlachekaai 20,2000 Antwerpen

•	Transaction date:
09/10/2023

•	Threshold that is crossed:
45%

•	Denominator:
220,024,713

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
C.K.Limited	0	0	0	0.00%	0,00%
Famatown Finance Limited	41,983,691	43,815,131		19.91%
Frontline Ltd.	13,664,613	13,664,613		6.21%
Subtotal	55,648,304	57,479,744		26.12%
Saverco NV	24,400	24,400		0.01%
CMB NV	44,000,000	50,425,600		22.92%
Subtotal	44,024,400	501,450,000		22.93%
	TOTAL	107,929,744	0	49.05%	0,00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	107,929,744	49.05%

•	C.K. Limited, the trustee of two trusts (the "Trusts") indirectly holds and controls all the shares of Greenwich Holdings Limited ("Greenwich"), Famatown Finance Limited

PRESS RELEASE Regulated information 20 October 2023 – 8 am CET

("Famatown") and Hemen Holding Limited ("Hemen"). Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich, Hemen and Famatown. Although Hemen Holding does not own a majority stake in Frontline or otherwise deems to exercise a controlling influence over Frontline, Hemen Holding has exercised the majority of voting rights at the last two annual general meetings of Frontline, which falls within the Belgian concept of control, (solely) for the purposes of this notification. CMB NV is controlled by Saverco NV, which in its turn is not controlled.

3.	13D Filing

Euronav further reports that Famatown Finance Limited and CMB NV have filed a Form 13D with the US Securities and Exchange Commission. A copy of this filing, including further information on the purposes of the transaction (Item 4.), can be consulted on our website: https://www.euronav.com/en/investors/company-news-reports/sec-filings/.

PRESS RELEASE Regulated information 20 October 2023 – 8 am CET

4.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2023/

Both transparency notifications are available on the Company’s website in the investor relations section: https://www.euronav.com/investors/share-securities-information/transparency-declaration/declaration/

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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement Q3 results 2023: 2 November 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further two under construction), 22 Suezmaxes (with  further four under construction) and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

PRESS RELEASE Regulated information 20 October 2023 – 8 am CET

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 99.2

PRESS RELEASE Regulated information 20 October 2023 – 08:00 a.m. CET

EURONAV – SPECIAL GENERAL MEETING OF 21 NOVEMBER 2023

ANTWERP, Belgium, 20 October 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Special General Meeting to be held on Tuesday 21 November 2023 at 11:00 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

In view of the record date of Tuesday 7 November 2023, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday Monday 6 November 2023 at 8.00 a.m. (Belgian time) until Wednesday 8 November 2023 at 8.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to this meeting are available on the company’s website https://www.euronav.com/investors/legal-information/sgm-2023/2023/. The practical formalities for participation in this meeting are described in the convening notice.

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*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement Q3 results 2023 – 2 November 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further two under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information 20 October 2023 – 08:00 a.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.